EXHIBIT 12

West Bancorporation, Inc.
Computation of Ratios of Earnings (Loss) to Fixed Charges and Preferred Dividends
	Year Ended December 31
(dollars in thousands)	2011	2010	2009	2008	2007
Excluding Interest on Deposits:
Fixed charges:
Interest expense	$4,976	$5,806	$7,088	$9,910	$13,672
1/3 of net rent expense	514	505	571	435	455
Total fixed charges	5,490	6,311	7,659	10,345	14,127
Preferred dividend requirement	895	1,800	1,800	—	—
Fixed charges and preferred dividends	$6,385	$8,111	$9,459	$10,345	$14,127

Income (loss) before income taxes	$21,340	$18,713	$(12,407)	$8,697	$26,414
Total fixed charges	5,490	6,311	7,659	10,345	14,127
Earnings (loss) before income taxes
and fixed charges	$26,830	$25,024	$(4,748)	$19,042	$40,541

Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges	4.89	3.97	(0.62)	1.84	2.87
Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges and
preferred dividends	4.20	3.09	(0.50)	1.84	2.87

Including Interest on Deposits:
Fixed charges:
Interest expense	$11,917	$19,023	$26,636	$31,431	$43,823
1/3 of net rent expense	514	505	571	435	455
Total fixed charges	12,431	19,528	27,207	31,866	44,278
Preferred dividend requirement	895	1,800	1,800	—	—
Fixed charges and preferred dividends	$13,326	$21,328	$29,007	$31,866	$44,278

Income (loss) before income taxes	$21,340	$18,713	$(12,407)	$8,697	$26,414
Total fixed charges	12,431	19,528	27,207	31,866	44,278
Earnings (loss) before income taxes
and fixed charges	$33,771	$38,241	$14,800	$40,563	$70,692

Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges	2.72	1.96	0.54	1.27	1.60
Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges and
preferred dividends	2.53	1.79	0.51	1.27	1.60